NO ACT

DC
PD
2-20-08

[redacted]

08040702

Act: 1934
Section: 14
Rule:
Public
Availability: 2/25/2008

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC
FEB 2 5 2008
Washington, DC 20549

Re: G REIT, Inc. and G REIT Liquidating Trust
Incoming letter dated February 20, 2008

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Company's shareholders approved the Plan of Liquidation to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business;
- prior to its dissolution, the Company was current and timely in its reporting obligations under the Exchange Act;
- the Company filed articles of dissolution with the State Department of Assessments and Taxation of Maryland and the effective date of the dissolution was January 28, 2008;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);
- neither the Trustees nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the

Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Trustees will provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2008

Rosemarie A. Thurston
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

RE: G REIT, Inc.
G REIT Liquidating Trust

Dear Ms. Thurston:

In regard to your letter of February 20, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas Kim, Associate Director
Chief Counsel

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston   Direct Dial: 404-881-4417   E-mail: rosemarie.thurston@alston.com

Securities Exchange Act of 1934
Sections 12, 13 and 14

February 20, 2008

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Letter on behalf of G REIT, Inc. and G REIT Liquidating Trust

Ladies and Gentlemen:

We are writing on behalf of our client, G REIT, Inc., a Maryland corporation (the "Company") and the G REIT Liquidating Trust (the "Liquidating Trust"), to request that the Division of Corporation Finance confirm that, under the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust, which was established in connection with completing the liquidation of the Company's assets, does not register and report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND CONCERNING THE COMPANY AND THE LIQUIDATING TRUST

The Company was incorporated on December 18, 2001. On January 10, 2002, the Company filed with the Commission a Registration Statement on Form S-11 (File No. 333-76498) to register the sale of its common stock, $.01 par value per share (the "Common Stock"), under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement was declared effective on July 22, 2002, and the Company commenced its initial public offering at that time. On April 30, 2003, the Company registered its Common Stock under Section 12(g) of the Exchange Act due to the fact that it had in excess of 500 record holders and $10 million in assets as of December 31, 2002. The initial public offering terminated on February 9, 2004, and the Company filed a post-effective amendment to its registration statement on February 17, 2004 to withdraw from registration the remaining unsold shares. On October 10, 2003, the Company filed with the Commission a registration statement on Form S-11 (File No. 333-109640) to register the sale of its Common Stock under the Securities Act. The registration statement was declared effective on January 23, 2004, and the Company commenced its follow-on offering on February 9, 2004. The follow-on offering was terminated on April 30, 2004, and the Company filed a post-effective amendment to its registration statement on May 17, 2004 to withdraw from registration the remaining unsold shares. The Company's Common Stock has never been listed for trading on any national securities exchange nor quoted on any quotation system, nor has any active secondary trading market developed for the Common Stock.

The Company was formed to acquire, manage, and invest in a diversified portfolio of real estate (or interests therein) comprised of office, industrial, retail and service properties. The Company completed its first property acquisition on September 13, 2002, and the Liquidating Trust, as successor to the Company, currently owns an interest in five real estate investments.

The Company operated as a real estate investment trust ("REIT") for federal and state income tax purposes. To maintain its REIT status, the Company was required to distribute annually at least 90% of its REIT taxable income, as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to its stockholders, among other requirements. If the Company failed to qualify as a REIT in any taxable year, it would be subject to federal income tax at regular corporate tax rates. As of September 30, 2007, the Company was in compliance with all relevant REIT requirements.

The Company was advised by Triple Net Properties, LLC ("Triple Net Properties" or the "Advisor"),[1] which managed the Company pursuant to the terms of an advisory agreement, dated July 22, 2002, as amended (the "Advisory Agreement"). The Advisor was primarily responsible for managing the Company's day-to-day operations and assets, subject to the supervision of the Company's board of directors. The Advisory Agreement expired on July 22, 2005 and was not renewed for another consecutive one-year term. However, the Advisor continued to manage the Company on a month-to-month basis pursuant to the terms of the Advisory Agreement. The Advisor engaged affiliated entities to provide various services for the Company's properties.

The Company was the sole general partner of G REIT, L.P., the Company's operating partnership (the "Operating Partnership").[2] Pursuant to the operating partnership agreement of the Operating Partnership, Triple Net Properties owned an interest as a special limited partner in the Operating Partnership pursuant to which it was entitled to receive 15% of certain distributions from the Operating Partnership (the "Special Limited Partner Interest") after the Company's stockholders have received certain returns, as provided by the partnership agreement. The Operating Partnership did not have any limited partners other than Triple Net Properties.

Plan of Liquidation and Dissolution

A special committee of the Company's board of directors (the "Special Committee") and the full board of directors of the Company approved a plan of liquidation and dissolution (the "Plan of Liquidation") on December 19, 2005, respectively, which was thereafter approved by the stockholders of the Company at a special meeting held on February 27, 2006.

The Plan of Liquidation authorized the sale of any and all of the Company's assets without further approval by the stockholders and provided that liquidating distributions be made to the stockholders as determined by the

---

[1] Effective as of November 16, 2006, Triple Net Properties became a wholly owned subsidiary of NNN Realty Advisors, Inc. ("NNN Realty Advisors"), a newly formed Delaware corporation. The owners of Triple Net Properties exchanged their ownership interests in Triple Net Properties for shares of the common stock of NNN Realty Advisors and cash. On December 7, 2007, NNN Realty Advisors became a wholly owned subsidiary of Grubb & Ellis Company, and the stockholders of NNN Realty Advisors exchanged their shares of common stock of NNN Realty Advisors for shares of the common stock of Grubb & Ellis Company. However, Triple Net Properties has continued to be the Company's Advisor.

[2] The Operating Partnership was never subject to the reporting requirements of the Securities Act or the Exchange Act.

board of directors. The Plan of Liquidation further provided that if the Company was not able to sell its assets and satisfy its liabilities within 24 months of the stockholder approval of the Plan of Liquidation (i.e., February 27, 2008), the Company could transfer and assign its assets to a liquidating trust without further approval by the stockholders.

In accordance with the Plan of Liquidation, all outstanding options were cancelled. The Company adopted a liquidation basis of accounting as of December 31, 2005 and for all periods subsequent to December 31, 2005.

The Advisor continues to manage the remaining real estate investments held by the Liquidating Trust to control operating expenses and maximize income. However, due to the adoption of the Plan of Liquidation, the Company has not acquired and the Liquidating Trust will not acquire any new assets, and is focused on liquidating its remaining real estate investments. Since the stockholders of the Company approved the Plan of Liquidation, the Company liquidated its position in 20 real estate investments, leaving the Liquidating Trust with five remaining real estate investments to liquidate.

On January 7, 2008, the Company's board of directors and the Special Committee authorized the formation of the Liquidating Trust and the transfer of assets to the Liquidating Trust. If the assets and liabilities of the Company were not transferred to a liquidating trust by February 27, 2008, the deadline set forth in the Plan of Liquidation, the Company would not be able to take advantage of the dividends paid federal tax deduction for distributions made after the Plan of Liquidation was approved. If the Company were not permitted to take these deductions, it would become subject to federal income tax on such distributions. A liquidating trust agreement was executed on January 22, 2008 (the "Liquidating Trust Agreement"), and all of the assets of the Company were transferred to the Liquidating Trust, and all of the liabilities of the Company were assumed by the Liquidating Trust, on January 28, 2008.

In addition, immediately before the transfer of the Company's assets and liabilities to the Liquidating Trust, the Operating Partnership redeemed the Special Limited Partner Interest held by Triple Net Properties, in exchange for the right to receive the amount Triple Net Properties would have been entitled to receive under the partnership agreement for the Operating Partnership if all sales of the properties had been completed prior to the liquidation of the Operating Partnership. After the redemption, the Company held 100% of the outstanding partnership interests in the Operating Partnership. The Operating Partnership was dissolved on January 28, 2008 in connection with the formation of the Liquidating Trust, and all of its assets and liabilities were distributed to the Company immediately before the transfer of the Company's assets to, and the assumption of the Company's liabilities by, the Liquidating Trust.

Immediately after the formation of the Liquidating Trust, the Company filed articles of dissolution with the State Department of Assessments and Taxation of Maryland, and the Company's dissolution became effective on January 28, 2008. Pursuant to Section 3-408 of the Corporations and Associations Code of Maryland, a dissolved corporation continues its existence but may not carry on any businesses except that appropriate to wind up and liquidate its business and affairs.

Current Assets and Liabilities

As a result of the ongoing disposition of the Company's real estate assets, the only remaining assets of the Company transferred to the Liquidating Trust were the following:

1. *Real Property.* The Company owns a 100% interest in an office building in Sacramento, California through its ownership interest in G REIT Sutter Square, LP, a 100% interest in an office building in Dallas, Texas through its ownership interest in G REIT Pacific Place, LP and a 100% interest in an office building in Lexington Park, Maryland through its ownership interest in G REIT Pax River

Office Park, LLC. The Company owns a 78.5% interest in an office building in Fort Worth, Texas through its ownership interest in G REIT Western Place, LP. The Company also owns a 30% interest in an office building in Chicago, Illinois through its ownership interest in G REIT Congress Center, LLC.

2. *Cash.* The Company held approximately $31,008,000 in cash for the purpose of satisfying any unknown, contingent liabilities.

3. *Restricted Cash.* The Company held approximately $1,299,000 in impound reserve accounts for property taxes, insurance, capital improvements and tenant improvements.

4. *Other Assets.* The Company held approximately $2,374,000 in net accounts receivable and held approximately $369,000 in net accounts receivable from related parties. The Company had also recorded $578,000 in receipts in excess of estimated costs associated with the liquidation of the Company.

The following liabilities of the Company were also transferred to the Liquidating Trust:

1. *Mortgage Loans Payable.* The total mortgage debt on the Company's consolidated property interests was approximately $24,000,000 as of December 31, 2007, and the Company's portion of this mortgage debt was approximately $18,840,000 for the same period. The total mortgage debt on the Company's unconsolidated property interest was approximately $96,101,000 as of December 31, 2007, and the Company's portion of this mortgage debt was approximately $28,830,000 for the same period.

2. *Accounts Payable and Accrued Liabilities.* Approximately $5,299,000.

3. *Accounts Payable Due to Related Parties.* Approximately $391,000.

4. *Security Deposits and Prepaid Rent.* Approximately $644,000.

Except for the liabilities listed above, the Company did not have any known liabilities. However, the Company made customary representations and warranties in connection with the sale of its commercial real estate assets regarding the condition of the properties. The Company had no reason to believe any of the representations or warranties are untrue or would result in any liability on behalf of the Company.

Liquidating Trust

On January 22, 2008, the Company formed the Liquidating Trust pursuant to the Liquidating Trust Agreement and in accordance with the Plan of Liquidation. On January 28, 2008, the Company transferred its then remaining assets and liabilities to the Trustees (as hereinafter defined) to hold in trust pursuant to the Liquidating Trust Agreement. The purpose of the Liquidating Trust is to wind up the affairs of the Company, liquidate the Company's remaining assets, distribute the proceeds therefrom to the holders of beneficial interests and pay any liabilities, costs and expenses of the Company or the Liquidating Trust.

In accordance with the Plan of Liquidation and the Liquidating Trust Agreement, on January 22, 2008 (the "Record Date"), the Company's stock records were closed and each stockholder of the Company on the Record Date automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each share of the Company's Common Stock then held of record by such stockholder. On the Record Date, there were 13,858 holders of the Company's Common Stock. On January 28, 2008, after the transfer of the Company's assets and liabilities to the Liquidating Trust, all outstanding shares of the Company's Common Stock were deemed cancelled. Stockholders of the Company on the Record Date were not required to take any action to receive beneficial interests in the Liquidating Trust. The rights of beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Trustees (as hereinafter defined) maintain a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust. Subject to certain exceptions related to transfer by will, intestate succession or operation of law, the beneficial interests in the Liquidating Trust are not transferable, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such beneficial interests. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system.

The initial trustees (the "Trustees") of the Liquidating Trust are Gary H. Hunt, W. Brand Inlow, Edward A. Johnson, D. Fleet Wallace and Gary T. Wescombe, each of who served as a member of the Company's board of directors. Successor trustees may be appointed to administer the Liquidating Trust in accordance with the terms of the Liquidating Trust Agreement. It is expected that from time to time the Liquidating Trust will make distributions of its assets to beneficiaries, but only to the extent that such assets will not be needed to provide for the liabilities (including contingent liabilities) assumed by the Liquidating Trust.

After the cancellation of the Company's Common Stock on January 28, 2008, the Company filed a Form 15 with the Commission to terminate the registration of its Common Stock under the Exchange Act and cease filing periodic reports with respect thereto. The Company filed Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act. The Company was eligible to rely on these rules because (1) the Company no longer has any record holders of its Common Stock; (2) the Company had timely filed all reports required by Section 13(a) of the Exchange Act during the three most recently completed fiscal years and through the date that the Form 15 was filed;[3] and (3) no registration statement relating to the Company's Common Stock became effective during 2008, nor was any registration statement previously filed by the Company required to be updated during 2008 pursuant to Section 10(a)(3) of the Securities Act.

Terms of the Liquidating Trust

The terms of the Liquidating Trust Agreement provide that beneficial interests in the Liquidating Trust may not be transferred; provided that such beneficial interests may be assignable or transferable by will, intestate succession or operation of law. The Liquidating Trust Agreement provides that neither the Trustees nor any affiliate of the Trustees will take any action to facilitate or encourage any trading in beneficial interests in the Liquidating Trust or in any instrument tied to the value of such beneficial interests such as due bill trading. Anyone affiliated with the Company or the Liquidating Trust will also agree not to take any such action.

The Liquidating Trust is organized for the sole purpose of winding up the affairs and liquidating the assets of the Company and will not continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust. The Trustees are restricted to the holding, collection and sale of the Liquidating Trust's assets and the payment and distribution of the proceeds thereof in accordance with the terms of the Liquidating Trust Agreement.

The existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration

[3] Since the filing of the Form 15 by the Company, the Liquidating Trust has timely filed all reports required to be filed through the date of this letter.

of a period of three years from the date assets are first transferred to such Liquidating Trust. The existence of the Liquidating Trust may, however, be extended beyond the three-year term if the Trustees then determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustees shall have requested and received additional no-action assurances from the Commission.

The Trustees are required to issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustees with respect to such Liquidating Trust for each year. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by an independent registered public accounting firm. The annual reports furnished to the beneficiaries will be filed with the Commission under cover of Form 10-K using the Commission file number of the Company. Gary T. Wescombe, as Chairman of the Trustees, will sign and file a certification with respect to the annual reports in the form attached hereto as Exhibit A.[4] In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- *Signatures:* Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the Chairman of the Trustees, Gary T. Wescombe, and all references in the certifications are solely to such Chairman.

- *Board and Audit Committee:* The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors and audit committee have been deleted.

- *Statement of Operations:* The financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

- *Internal Controls:* The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls will be included in certifications accompanying annual reports at such time as such references would be required to be included by a registrant under the provisions of Rule 13a-15 under the Exchange Act.

The Trustees will cause the Liquidating Trust to file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities has occurred and a copy of each such report will be sent to all holders of beneficial interests in the Liquidating Trust. It is not presently

[4] Mr. Wescombe, who formerly served as the Chairman of the Board and the Chairman of the Audit Committee of the Company, has been charged with day-to-day administration and management of the Liquidating Trust and its assets. In addition, he is responsible for maintaining the accounting books and records of the Liquidating Trust. Mr. Wescombe is performing the functions of the chief executive officer and chief financial officer of the Liquidating Trust in his capacity as Chairman of the Trustees. While the Company's Advisor will continue to assist with the management of the Liquidating Trust's property, the Advisor will play no greater a role in managing the affairs of the Liquidating Trust than it played with the Company, and the Advisor was not required to sign a Section 302 certification for the Company. Accordingly, Mr. Wescombe is the appropriate person to sign the certification on behalf of the Liquidating Trust pursuant to the interpretive guidance provided by the staff of the Commission (See *Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, November 8, 2002*).

contemplated that the Liquidating Trust will provide beneficiaries with quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q for the Liquidating Trust.

II. ANALYSIS

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. August 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. August 9, 2007); *Cygnus, Inc.* (Pub. Avail. March 27, 2006); *FORE Holdings, LLC and FORE Holdings Liquidating Trust* (Pub. Avail. Dec. 1, 2005); *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts* (Pub. Avail. June 18, 2003); *PLM Equipment Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Wilmington Trust Company et al.* (Pub. Avail. Feb. 26, 2003); and, *Burnham Pacific Properties, Inc. and BPP Liquidating Trust* (Pub. Avail. June 21, 2002).

The Liquidating Trust will operate exclusively to liquidate its remaining assets, pay its expenses and obligations and distribute cash to the holders of its beneficial interests. It will not operate in any capacity to acquire additional investments. Units of beneficial interest in the Liquidating Trust will not be listed on any exchange and will not be actively traded.

It is our opinion that the Liquidating Trust will not be an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. The Liquidating Trust will operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the complete distribution of the trust corpus or the expiration of a period of three years from the date the assets were first transferred to it. Except as may be necessary to complete the liquidation of the assets held in trust, the Liquidating Trust will not continue or engage in the conduct of any trade or business. No certificates will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests will not be transferable. Due to the restriction on transfer, there is no market for the beneficial interests in the Liquidating Trust and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Nevertheless, beneficiaries of the Liquidating Trust will continue to receive periodic reports under cover of Forms 10-K and 8-K. In addition, the chairman of the Trustees will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts. See, e.g., *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. August 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. August 9, 2007); *Cygnus, Inc., supra; FORE Holdings, LLC and FORE Holdings Liquidating Trust, supra; Shelbourne Properties et al., supra; Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Wilmington Trust Company et al., supra; and Burnham Pacific Properties, Inc. and BPP Liquidating Trust, supra.*

In addition, compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Further, holders of beneficial interests will receive annual statements from the Trustees and will be provided with other annual and current reports as deemed necessary by the Trustees, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles. As discussed above, the chairman of the Trustees will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A.

Therefore, because (i) there will be no market, public or private, for beneficial interests in the Liquidating Trust, (ii) the Trustees of the Liquidating Trust will keep beneficiaries of the Liquidating Trust informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, and (iii) the reporting obligations under the Exchange Act would place an unreasonable financial burden on the Liquidating Trust, it is our opinion that no registration of the beneficial interests in the Liquidating Trust is required under the Exchange Act, and that there is no need for the Liquidating Trust to file quarterly reports on Form 10-Q, to include audited financial statements in its annual reports on Form 10-K or to comply with the proxy rules. Not requiring the Liquidating Trust (i) to file quarterly reports, (ii) to file annual reports that contain audited financial information or (iii) to comply with the proxy rules would not be inconsistent with the protection of investors as the beneficial interests of the Liquidating Trust will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Company believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above.

If you have any questions with respect to this request or require any additional information, please contact the undersigned at (404) 881-4417.

Sincerely yours,

Rosemarie Thurston

Rosemarie A. Thurston

Exhibit A
Certification

I, Gary T. Wescombe, certify that:

1. I have reviewed this annual report on Form 10-K of G REIT Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition and changes in financial condition and cash flows of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the

Liquidating Trust's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: __________

____
Gary T. Wescombe
Chairman of the Trustees

END